VIA EDGAR SUBMISSION

Ms. Cheryl Brown and Mr. Daniel Morris
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

April 18, 2024

Re:	Piedmont Lithium Inc. Post-Effective Amendment No. 2 to Form S-3 (“Amendment No. 2”) Filed February 29, 2024 File No. 333-259798

Dear Ms. Brown and Mr. Morris,

Please find our response to the comments set forth in a letter dated April 8, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Post-Effective Amendment No. 2 to the registration statement on Form S-3.  We intend to file a further revised amendment (“Amendment No. 3”) to the registration statement, reflecting the proposed changes described below.  References to the “Company,” “Piedmont,” “we,” “us” and “our” in this letter refer to Piedmont Lithium Inc., unless otherwise indicated.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.

Post-Effective Amendment No. 2 to Form S-3

Exhibits

1.
We note your letter response to prior comment 1 and reissue the comment.  Please file the engineering consents pursuant to Item 1302(b)(4) and Item 601(b)(23) of Regulation SK. Refer to Question 146.07 of Compliance and Disclosure Interpretations for Regulation S-K.

Response 1:

Amendment No. 3 will explicitly incorporate each of the engineering consents (filed on February 29, 2024 as Exhibits 23.4 through 23.16 to our Annual Report on Form 10-K for the year ended December 31, 2023) pursuant to Item 1302(b)(4) and Item 601(b)(23).  We intend to file Amendment No. 3, which shall include or incorporate applicable Part III information, as soon as practicable.

Sincerely,

/s/ Bruce Czachor
Bruce Czachor
EVP – Chief Legal Officer

Via E-mail:
cc:	Michael White, EVP – Chief Financial Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP